

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Financial Statements

For the Seven months ended March 31, 2002 and the Year ended August 31, 2001
Together with Auditors' Report

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Financial Statements

For the Seven Months ended March 31, 2002 and the Year ended August 31, 2001

Contents

Asahi & Co

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of
HIKARI TSUSHIN, INC.:

We have audited the accompanying consolidated balance sheets of HIKARI TSUSHIN, INC. (a Japanese corporation, hereinafter the "Company") and subsidiaries as of March 31, 2002 and August 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the periods then ended, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of the Company and subsidiaries as of March 31, 2002 and August 31, 2001, and the consolidated results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in Japan (Note 1) applied on a consistent basis during the periods, except as noted in the following paragraph.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

As explained in Note 6, the Company is required to maintain a certain minimum amount of net assets as far as 1.40% unsecured bonds with warrants due 2002 or 1.70% unsecured bonds due 2003 remains outstanding. Also, the Company acquired shares of common stock of Kitanihon Tsushin, Inc., as described in Note 25.



Tokyo, Japan
June 25, 2002

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2002 and August 31, 2001

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Assets			
Current assets:			
Cash and bank deposits *(Notes 4 and 15)*	¥ 57,989	¥ 71,762	$ 435,189
Short-term investments *(Notes 3 and 15)*	2,919	1,166	21,906
Receivables:			
Notes and accounts receivable – Trade	13,570	17,336	101,839
Accounts receivable – Other	2,783	1,857	20,886
Less: Allowance for doubtful accounts	(78)	(221)	(586)
	16,275	18,972	122,139
Inventories	1,359	3,518	10,199
Deferred income taxes *(Note 10)*	17	21	128
Prepaid expenses and other current assets	2,171	2,995	16,293
Total current assets	80,730	98,434	605,854
Property and equipment, at cost: *(Note 4)*			
Land	2,249	2,249	16,878
Buildings and structures	3,444	5,389	25,846
Machinery and equipment	3,550	10,776	26,642
	9,243	18,414	69,366
Less: Accumulated depreciation	(2,770)	(6,063)	(20,788)
Property and equipment, net	6,473	12,351	48,578
Investments and other assets:			
Investment securities *(Notes 3, 4 and 8)*	59,815	80,871	448,893
Investments in capital *(Note 8)*	15,362	16,757	115,287
Long-term loans	2,640	1,659	19,812
Lease deposits	4,548	6,511	34,131
Delinquent receivables	11,150	12,696	83,677
Claims under bankruptcy	1,498	1,282	11,242
Deferred income taxes *(Note 10)*	25,219	25,442	189,261
Other assets	5,546	7,953	41,622
Less: Allowance for loss on investments	(33,327)	(31,722)	(250,109)
Less: Allowance for doubtful accounts	(9,716)	(12,645)	(72,916)
Total investments and other assets	82,735	108,804	620,900
Total assets	¥ 169,938	¥ 219,589	$ 1,275,332

Consolidated Balance Sheets (continued)

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term bank borrowings *(Note 5)*	¥ 39	¥ 310	$ 293
Current portion of long-term debt *(Notes 4 and 5)*	42,108	38,338	316,008
Accounts payable – Trade *(Note 4)*	9,247	10,980	69,396
– Other	4,587	4,987	34,424
Income tax payable	578	899	4,338
Accrued expenses and other current liabilities	3,259	5,126	24,457
Total current liabilities	59,818	60,640	448,916
Long-term liabilities:			
Long-term debt *(Notes 4 and 5)*	47,947	83,345	359,827
Deferred income taxes *(Note 10)*	100	126	750
Retirement benefits for employees *(Note 11)*	48	55	360
Retirement benefits for directors and auditors	180	183	1,351
Other long-term liabilities	688	566	5,164
Total long-term liabilities	48,963	84,275	367,452
Total liabilities	108,781	144,915	816,368
Minority interests	5,310	15,406	39,850
Contingent liabilities *(Note 16)*			
Shareholders' equity *(Note 24)*:			
Common stock			
Authorized: 149,624,080 shares			
Issued: 45,794,875 shares in 2002 and 37,012,707 shares in 2001	47,385	41,769	355,610
Additional paid-in capital	39,233	52,146	294,432
Retained earnings (Accumulated losses)	(34,542)	(38,505)	(259,227)
Net unrealized holding gains on securities	3,481	2,121	26,124
Foreign currency translation adjustments	317	1,767	2,378
	55,874	59,298	419,317
Treasury stock, at cost	(0)	(0)	(0)
Common stock owned by subsidiaries	(27)	(30)	(203)
Total shareholders' equity	55,847	59,268	419,114
Total liabilities and shareholders' equity	¥ 169,938	¥ 219,589	$ 1,275,332

See notes to consolidated financial statements.

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Statements of Operations

Seven Months ended March 31, 2002 and Year ended August 31, 2001

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Sales:			
Net sales	¥ 71,058	¥ 123,075	$ 533,268
Cost of sales	37,086	59,585	278,319
Gross profit	33,972	63,490	254,949
Selling, general and administrative expenses	30,166	57,975	226,386
Operating profit	3,806	5,515	28,563
Other income (expenses):			
Interest and dividends income	555	2,045	4,165
Interest expense	(1,157)	(2,049)	(8,683)
Gain on sale of fixed assets *(Note 19)*	155	–	1,163
Loss on disposal and sale of fixed assets *(Note 19)*	(2,276)	(4,585)	(17,081)
Gain on sale of marketable and investment securities	1,838	9,663	13,794
Gain resulting from change of interest on investments in subsidiaries and affiliates	330	212	2,477
Amortization of consolidated goodwill	367	6	2,754
Loss on sale of marketable and investment securities	(4,303)	(1,293)	(32,293)
Loss on investments in capital	(1,405)	(2,457)	(10,544)
Devaluation of marketable and investment securities	(5,483)	(9,916)	(41,148)
Equity in net loss of affiliates	(2,580)	(15,438)	(19,362)
Gain on redemption of bonds *(Note 17)*	1,891	5,345	14,191
Reversal of doubtful account	311	1,231	2,334
Loss on doubtful accounts	–	(1,851)	–
Provision for doubtful accounts	(1,176)	(7,019)	(8,826)
Provision for loss on investments	(7,377)	(24,882)	(55,362)
Compensation received *(Note 18)*	–	3,500	–
Compensation fees received from agencies	–	2,523	–
Cancellation penalty expenses *(Note 21)*	–	(5,098)	–
Impairment loss on goodwill *(Note 22)*	–	(32,305)	–
Restructuring expenses *(Note 20)*	–	(3,488)	–
Other, net	(985)	41	(7,392)
Loss before income taxes and minority interests	17,489	80,300	131,250
Income taxes:			
Current	424	1,966	3,182
Refunded	(283)	–	(2,124)
Deferred	94	(24,774)	706
	235	(22,808)	1,764
Minority interests	(1,608)	(1,142)	(12,068)
Net loss	¥ 16,116	¥ 56,350	$ 120,946

	(Yen)		*(U.S. dollars)*
Amounts per share of common stock: *(Note 13)*			
Net loss:			
- Basic and diluted	¥ 429.45	¥ 1,735.36	$ 3.22
Cash dividend	–	–	–

See notes to consolidated financial statements.

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Seven Months ended March 31, 2002 and Year ended August 31, 2001

	Number of shares of common stock	*(Millions of yen)* Common stock	Additional paid-in capital	Retained earnings (Accumula-ted losses)	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury Stock	Common stock owned by subsidiaries
Balance at August 31, 2000	30,986,365	¥36,052	¥44,751	¥18,841	–	–	¥(0)	–
Decrease due to change in consolidated subsidiaries, net	–	–	–	(44)	–	–	–	–
Decrease due to change in affiliates under the equity method, net	–	–	–	(5)	–	–	–	–
Increase due to merger in consolidated subsidiaries	–	–	–	8	–	–	–	–
Net loss	–	–	–	(56,350)	–	–	–	–
Adjustments from translation of foreign currency financial statements	–	–	–	–	–	¥ 1,767	–	–
Adoption of new accounting standard for financial instruments	–	–	–	–	¥ 2,121	–	–	–
Treasury stock	–	–	–	–	–	–	0	
Common stock owned by subsidiaries	–	–	–	–	–	–	–	¥ (30)
Cash dividends paid	–	–	–	(930)	–	–	–	–
Bonuses to directors	–	–	–	(25)	–	–	–	–
Issuance of common stock	6,026,342	5,717	7,395	–	–	–	–	–
Balance at August 31, 2001	37,012,707	41,769	52,146	(38,505)	2,121	1,767	(0)	(30)
Increase due to change in consolidated subsidiaries, net	–	–	–	274	–	–	–	–
Increase due to change in affiliates under the equity method, net	–	–	–	1,289	–	–	–	–
Allocation of APIC to offset accumulated losses	–	–	(18,521)	18,521	–	–	–	–
Net loss	–	–	–	(16,116)	–	–	–	–
Adjustments from translation of foreign currency financial statements	–	–	–	–	–	(1,450)	–	–
Net unrealized holding gains on securities	–	–	–	–	1,360	–	–	–
Treasury stock	–	–	–	–	–	–	(0)	–
Common stock owned by subsidiaries	–	–	–	–	–	–	–	3
Bonuses to directors	–	–	–	(5)	–	–	–	–
Issuance of common stock	7,600,000	5,016	5,008	–	–	–	–	–
Exercise of convertible debentures	1,182,168	600	600	–	–	–	–	–
Balance at March 31, 2002	45,794,875	Y47,385	Y39,233	Y(34,542)	Y3,481	Y317	Y(0)	Y(27)

Consolidated Statements of Shareholders' Equity (continued)

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (Accumulated losses)	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock	Common stock owned by subsidiaries
		(Thousands of U.S. dollars)						
Balance at August 31, 2001	37,012,707	$313,463	$391,340	$(288,968)	$15,917	$13,261	$(0)	$(225)
Increase due to change in consolidated subsidiaries, net	–	–	–	2,057	–	–	–	–
Increase due to change in affiliates under the equity method, net	–	–	–	9,674	–	–	–	–
Allocation of APIC to offset accumulated losses	–	–	(138,994)	138,994	–	–	–	–
Net loss	–	–	–	(120,946)	–	–	–	–
Adjustments from translation of foreign currency financial statements	–	–	–	–	–	(10,883)	–	–
Net unrealized holding gains on securities	–	–	–	–	10,207	–	–	–
Treasury stock	–	–	–	–	–		(0)	
Common stock owned by subsidiaries	–	–	–	–	–		–	22
Bonuses to directors	–	–	–	(38)	–	–	–	–
Issuance of common stock	7,600,000	37,644	37,583	–	–	–	–	–
Exercise of convertible debentures	1,182,168	4,503	4,503	–	–	–	–	–
Balance at March 31, 2002	45,794,875	$355,610	$294,432	$(259,227)	$26,124	$2,378	$(0)	$(203)

See notes to consolidated financial statements.

Hikari Tsushin, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Seven Months ended March 31, 2002 and Year ended August 31, 2001

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Operating activities			
Loss before income taxes and minority interests	¥ (17,489)	¥ (80,300)	$ (131,250)
Depreciation and amortization	1,821	35,025	13,666
Allowance for doubtful accounts	(2,045)	2,369	(15,347)
Allowance for loss on investments	7,085	28,418	53,171
Interest and dividends income	(555)	(2,045)	(4,165)
Interest expense	1,157	2,049	8,683
Loss on sale and disposal of property and equipment, net	2,121	4,352	15,917
Loss (Gain) on sale of investments in securities, net	2,465	(8,369)	18,499
Loss on devaluation of investments in securities, net	5,483	9,916	41,148
Equity in net losses of affiliated companies	2,374	15,388	17,816
Loss on investments in capital	1,405	2,457	10,544
Gain on redemption of bonds	(1,891)	(5,345)	(14,191)
Loss on doubtful accounts	41	616	308
(Increase) Decrease in notes and accounts receivable – trade	3,004	5,656	22,544
(Increase) Decrease in accounts receivable – other	(1,024)	1,559	(7,685)
Inventories	808	894	6,064
Increase (Decrease) in accounts payable – trade	119	(3,857)	893
Increase (Decrease) in accounts payable – other	(256)	(6,173)	(1,921)
(Increase) Decrease in consumption taxes receivable	(176)	3,603	(1,321)
Change in other current assets	672	306	5,043
Change in other current liabilities	(511)	(490)	(3,835)
Other	259	465	1,944
Subtotal	4,867	6,494	36,525
Interest and dividends received	517	1,717	3,880
Interest paid	(766)	(1,800)	(5,748)
Income taxes paid	(634)	(11,987)	(4,758)
Income taxes refunded	288	–	2,161
Net cash provided (used) in operating activities	4,272	(5,576)	32,060

Consolidated Statements of Cash Flows (continued)

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Investing activities			
Purchases of property and equipment and other assets	(768)	(3,748)	(5,764)
Proceeds from sale of property and equipment	356	1,309	2,672
Purchases of marketable and investment securities	(5,025)	(18,358)	(37,711)
Proceeds from sale of marketable and investment securities	830	28,379	6,229
Decrease in investments in capital, net	420	1,109	3,152
Decrease (Increase) in short-term loans receivable, net	492	(1,244)	3,692
Decrease (Increase) in long-term loans receivable, net	(244)	—	(1,831)
Decrease in lease deposits, net	1,414	3,300	10,612
Other	1,077	1,098	8,082
Net cash provided (used) in investing activities	(1,448)	11,845	(10,867)
Financing activities			
Decrease in short-term borrowings, net	(109)	(6,041)	(818)
Proceeds from long-term debt	48	524	360
Payment of long-term debt	(8,506)	(11,125)	(63,835)
Proceeds from issuance of bonds	—	8,003	—
Redemption of bonds	(19,831)	(12,447)	(148,825)
Proceeds from issuance of common stock	10,024	11,325	75,227
Proceeds from sale of common stock of subsidiaries to minority shareholders	2	50	15
Retirement of treasury stock, net	3	0	23
Cash dividends paid	—	(930)	—
Cash dividends paid to minority shareholders	(3)	(59)	(23)
Net cash used by financing activities	(18,372)	(10,700)	(137,876)
Effect of exchange rate changes on cash and cash equivalents	400	1,324	3,002
Net increase in cash and cash equivalents	(15,148)	(3,107)	(113,681)
Cash and cash equivalents at beginning of the year	70,373	79,144	528,128
Increase in cash and cash equivalents arising from increase in consolidated subsidiaries	25	16,649	187
Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries	(66)	(22,337)	(495)
Cash and cash equivalents of merged companies	48	24	360
Cash and cash equivalents at end of the period *(Note 15)*	¥55,232	¥70,373	$414,499

See notes to consolidated financial statements.

Hikari Tsushin, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of presentation

Hikari Tsushin, Inc (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code (the "Code") and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with Japanese GAAP and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law.

In preparing the accompanying consolidated financial statements, certain reclassification have been made in the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. The consolidated statements of shareholders' equity for 2002 and 2001 have been prepared for the purpose of inclusion in the accompanying consolidated financial statements, although such statements were not required for domestic purposes and were not filed with the regulatory authorities.

The Company changed its fiscal year end to March 31 from August 31 upon approval at the extraordinary shareholders' meeting held on March 29, 2002. The change was effective for the seven- month period ended March 31, 2002.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate as of March 29, 2002, which was ¥133.25 to U.S.$1.00. The convenience translations should not be constructed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

In accordance with the revised accounting standard for consolidation issued by the Business Accounting Deliberation Council of Japan, effective April 1, 1999, the accompanying consolidated financial statements include the accounts of the Company and all of its significant subsidiaries over which substantial control is exerted through either majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain subsidiaries are consolidated on the basis of their respective fiscal periods, which differ from that of the Company or on the basis of the fiscal period ending March 31 for 2002 or August 31 for 2001 as a tentative closing date if the difference is more than three months; however, the necessary adjustments have been made if the effect of the difference is material.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are stated at cost plus equity in their undistributed earnings or losses. Consolidated net income includes the Company's equity in the current net income or loss of such companies, after the elimination of unrealized intercompany profits.

All assets and liabilities of the subsidiaries are revaluated on acquisition, if applicable, and the excess of cost over underlying net assets at the date of acquisition is amortized over a period of five years on a straight-line basis. If the amount is immaterial, the excess of cost is expensed at the period of acquisition.

The total assets, gross profit, net income, and retained earnings of the unconsolidated subsidiaries are not material compared to those on a consolidated basis.

	Number of companies	
	2002	2001
Consolidated subsidiaries	30	64
Unconsolidated subsidiaries accounted for by equity method	7	11
Affiliates accounted for by equity method	10	12

(b) Foreign currency translation

Receivables and payables of the Company and its domestic subsidiaries denominated in foreign currencies are translated into Japanese yen at the fiscal year-end rate and the foreign currency translation gains and losses are credited or charged to income.

Statements of operations and balance sheets, except for shareholders' equity accounts, of consolidated overseas subsidiaries are translated into Japanese yen at the fiscal year-end rate. The shareholders' equity accounts are translated at the historical rates. The Company and its domestic subsidiaries report foreign currency translation adjustments in the shareholders' equity.

(c) Securities

Prior to September 1, 2000, listed securities were stated at the lower of cost or market, cost being determined by the moving average method. Under the lower of cost or market method, marketable securities are valued to recognize both upward and downward changes in value.

Effective September 1, 2000, the Company and its subsidiaries adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

Upon applying the new accounting standard, all companies are required to examine the intent of holding each security and classify those securities as (a) securities held for trading purposes (hereafter, "trading securities"), (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated securities companies, and (d) for all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

(d) Inventories

Merchandise is stated at cost determined by the average cost method.

Supplies are stated at cost determined by the last purchase price method.

Raw materials, work-in process, and finished goods are stated at the lower of cost or market determined by first-in, first-out method.

(e) Depreciation and amortization

Depreciation of property and equipment of the Company and its domestic subsidiaries is computed mainly by the declining-balance method. However, depreciation of buildings, excluding structures, acquired on and after April 1, 1998, is calculated by the straight-line method.

Regarding the consolidated foreign subsidiaries, depreciation of buildings and structures is computed by the straight-line method, and depreciation of other property and equipment is computed by the declining-balance method in accordance with the accounting standards of each countries.

Estimated useful lives of major property and equipment are as follows:

Buildings and structures	3~50 years
Machinery and vehicles	3~ 6 years
Tools and equipments	3~15 years

Intangible assets and long-term prepaid expenses are amortized by the straight-line method. Software costs capitalized are amortized by the straight-line method over a period of 5 years.

(f) Significant allowance account

The allowance for doubtful accounts is provided in amounts sufficient to cover probable losses on collection. It consists of the estimated amount considered to be uncollectible based on the evaluation of certain identified accounts and an amount calculated by a formula based on the actual collection losses incurred in the past with respect to the remaining receivables.

The allowance for loss on investments is provided at an amount deemed sufficient to cover possible losses. The amount of the allowance was determined primarily as a result of an analysis of the financial position of the companies in which such investments were made.

(g) Leases

Finance leases, except those leases for which the ownership of the leased assets is transferred to the lessee, are accounted for in the same manner as operating leases.

(h) Derivatives and hedge accounting

The new accounting standard for financial instruments, effective from the year ended August 31, 2001, requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

(i) Retirement benefits

Effective September 1, 2000, the Companies adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998 (the "New Accounting Standard"). Under the New Accounting Standard, the liabilities and expenses for severance and retirement benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Companies provided allowance for employee's severance and retirement benefits at the balance sheet dates based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at those dates.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of August 31, 2001 and the liabilities for severance and retirement benefits recorded as of August 31, 2001 (the "net transition obligation") amounted to ¥42 million, which was recognized as an expense for the year ended August 31, 2001.

The effect of this change on profit was not material.

All actuarial gains and losses are recognized in expenses at the period when they incur.

The Company also provides retirement allowances for directors and corporate statutory auditors under an internal rule at the amount, which would be required to be paid if all directors covered by the plan voluntarily resigned from their positions as of the balance sheet date.

(j) Cash and cash equivalents in the statement of cash flows

All highly liquid investments, generally with a maturity of three months or less, which are readily convertible into known amounts of cash and are so near maturity that they represent only an insignificant risk of any change in value attributable to changes in interest rates, are presented as cash equivalents in the consolidated statements of cash flows.

3. Securities

(a) The following tables summarize acquisition costs and book values of securities with available fair value as of March 31, 2002 and August 31, 2001.

Available-for-sale securities with book values exceeding acquisition costs:

	(Millions of yen)					
	2002			**2001**		
Type	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 1,489	¥ 5,084	¥ 3,595	¥ 630	¥ 4,105	¥ 3,475

	(Thousands of U.S. dollars)		
	2002		
Type	Acquisition cost	Book value	Difference
Equity securities	$ 11,175	$ 38,154	$ 26,979

Other available-for-sale securities:

	(Millions of yen)					
	2002			**2001**		
Type	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 2,396	¥ 373	¥ (2,023)	¥4,444	¥3,408	¥(1,036)
Bonds	978	959	(19)	508	499	(9)
	¥ 3,374	¥ 1,332	¥ (2,042)	¥4,952	¥3,907	¥(1,045)

	(Thousands of U.S. dollars)		
	2002		
Type	Acquisition cost	Book value	Difference
Equity securities	$ 17,981	$ 2,799	$ (15,182)
Bonds	7,340	7,197	(143)
Equity securities	$ 25,321	$ 9,996	$ (15,325)

(b) The following tables summarize the sale of available-for-sale securities during the seven-month period ended March 31, 2002 and the year ended August 31, 2001.

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Proceed from sales	¥ 5,933	¥ 14,359	$ 44,525
Total gain	1,036	8,371	7,775
Total loss	(1,360)	1,539	(10,206)

(c) The following tables summarize book values of securities with no available fair values as of March 31, 2002 and August 31, 2001.

Type	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Available-for-sale securities:			
Non-listed equity securities (except for over-the-counter stocks)	¥ 43,762	¥ 43,224	$ 328,420
Non-listed bonds	4,798	11,095	36,008
Money management fund	201	1,166	1,508
Other	175	1,223	1,314
Total	¥ 48,936	¥56,708	$ 367,250

(d) Available-for-sale securities with maturities are as follows:

Type	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Bonds			
Within one year	¥ 4,559	¥ 10,448	$ 34,214
Over one year but within five years	1,214	1,312	9,111
Over five years but within ten years	—	—	—
Over ten years	—	—	—

4. Pledged assets

The following tables summarize the liabilities with which the Companies provided assets as collateral and the assets pledged as collateral for the seven months ended March 31, 2002 and the year ended August 31, 2001.

Liabilities covered by collateral	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Notes payable	—	¥ 841	—
Accounts payable – trade	¥ 2,367	2,224	$ 17,764
Current portion of long-term debts	70	156	525
Long-term debts	178	223	1,336

Pledged assets:	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Time deposits	¥ 2,913	¥ 2,830	$ 21,861
Buildings and structures	—	114	—
Machinery and equipment	—	571	—
Investment securities	70	87	525

5. Short-term borrowings and long-term debt

Short-term borrowings are generally unsecured borrowings from banks. The average interest rates for the seven months ended March 31, 2002 and the year ended August 31, 2001 are 2.6% and 2.4%, respectively.

Long-term debt at March 31, 2002 and August 31, 2001 is summarized as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Loans from banks due through 2006 at average rates of 1.8%	¥11,422	¥20,127	$85,719
2.08% unsecured bonds with warrants due 2002	2,200	2,500	16,510
1.40% unsecured bonds with warrants due 2002	7,000	7,000	52,533
2.70% unsecured bonds due 2003	100	100	750
0% unsecured bonds due 2003	3,000	3,000	22,514
2.475% unsecured bonds due 2001	–	900	–
2.35% unsecured bonds due 2002	–	8,483	–
1.80% unsecured bonds due 2003	2,000	4,800	15,009
1.75% unsecured bonds due 2004	1,000	2,000	7,505
2.35% unsecured bonds due 2006	3,800	5,000	28,518
1.70% unsecured bonds due 2003	25,709	27,708	192,938
LIBOR + 0.45% unsecured bonds in Swiss francs due 2002	2,024	2,024	15,190
0.87% unsecured Euro yen bonds due 2002	–	5,000	–
1.84% unsecured Euro yen bonds due 2002	3,000	3,000	22,514
0.71% unsecured Euro yen bonds due 2002	8,000	8,000	60,038
0.26% unsecured Euro yen bonds due 2002	5,000	5,000	37,523
0.48% unsecured Euro yen bonds due 2003	4,000	4,000	30,019
1.10% unsecured Euro yen bonds due 2003	5,000	5,000	37,523
0% unsecured Euro yen convertible debentures due 2005	6,800	8,000	51,032
0.25% unsecured bonds with warrants due 2021	–	3	–
Long-term prime rate + 1.0% unsecured bonds with warrants due 2006	–	38	–
	90,055	121,683	675,835
Less: current portion	(42,108)	(38,338)	(316,008)
	¥ 47,947	¥ 83,345	$ 359,827

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	*(Millions of yen)*	*(Thousands of U.S. dollars)*
2003	¥ 42,108	$ 316,008
2004	34,510	258,987
2005	2,813	21,110
2006	6,818	51,167
2007	3,806	28,563
2008 and thereafter	–	–
	¥ 90,055	$ 675,835

6. Financial covenant

Pursuant to articles of bonds issuance, the Company is required to maintain net assets in an amount equal to or above ¥72,400 million on the non-consolidated balance sheet at the end of each fiscal year as far as the balance of 1.40% unsecured bonds with warrants due 2002 or 1.70% unsecured bonds due 2003 remains outstanding. In the event that the amount of net assets falls below the said amount at the end of the fiscal year, the Company will lose the right not to pay before the due date of the said bonds after four months have passed from the date upon which the balance sheet is based.

The contract regarding the loss of the right not to pay before due date will not be applied when the Company provides collateral for the said bonds which the bond trustees regard as appropriate.

1.40% unsecured bonds with warrants due 2002	
Total amount of issue	¥7,000 million ($52,533 thousand)
Outstanding balance at March 31, 2002	¥7,000 million ($52,533 thousand)
Date of issuance	December 24,1999
Date of maturity	December 24, 2002

1.70% unsecured bonds due 2003	
Total amount of issue	¥40,000 million ($300,188 thousand)
Outstanding balance at March 31, 2002	¥25,709 million ($192,938 thousand)
Date of issuance	December 24, 1999
Date of maturity	December 24, 2003

Condensed balance sheet of the Company on non-consolidated basis as of March 31, 2002 is as follows;

	(Millions of yen)
Current assets	¥ 44,372
Property and equipment	4,304
Investments and other assets	125,220
Total assets	173,896
Current liabilities	47,815
Long-term liabilities	48,687
Net assets	¥ 77,394

7. **Leases**

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of March 31, 2002 and August 31, 2001 and the related depreciation expense and interest expense for the seven months ended March 31, 2002 and the year ended August 31, 2001 which would have been reflected in the balance sheet and the related statement of operations, if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	(Millions of yen)			
March 31, 2002	Buildings and structures	Machinery and equipment	Other	Total
Acquisition costs	¥ 61	¥ 10	¥ 442	¥ 513
Accumulated depreciation	32	5	245	282
Net book value	¥ 29	¥ 5	¥ 197	¥ 231
August 31, 2001				
Acquisition costs	¥ 21	¥ 6	¥ 406	¥ 433
Accumulated depreciation	13	4	180	197
Net book value	¥ 8	¥ 2	¥ 226	¥ 236

	(Thousands of U.S. dollars)			
March 31, 2002	Buildings and structures	Machinery and equipment	Other	Total
Acquisition costs	$ 458	$ 75	$ 3,317	$ 3,850
Accumulated depreciation	240	37	1,839	2,116
Net book value	$ 218	$ 38	$ 1,478	$ 1,734

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Depreciation expense	¥ 74	¥ 64	$ 555
Interest expense	¥ 74	¥ 64	$ 555

Future minimum lease payments as of March 31, 2002 and August 31, 2001 for finance leases accounted for as operating leases are summarized as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Due within one year	¥ 100	¥ 86	$ 751
Due after one year	131	150	983
	¥ 231	¥ 236	$ 1,734

Future minimum lease payments as of March 31, 2002 and August 31, 2001 for operating leases are summarized as follows:

	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Due within one year	¥—	¥ 54	$—
Due after one year	—	223	—
	Y	Y227	$

8. Investment securities to unconsolidated subsidiaries and affiliates

Investment securities to unconsolidated subsidiaries and affiliates as of March 31, 2002 and August 31, 2001 are as follows:

	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Investment securities (Stock)	¥ 7,382	¥ 17,318	$ 55,400
Investment securities (Bond)	2,514	5,309	18,867
Investments in capital	41	107	308

9. Derivative financial instruments and hedging transactions

With respect to foreign currency receivables, the Company and certain consolidated subsidiaries have entered into currency swaps, interest rate swaps, and forward foreign exchange contracts to reduce their exposure to adverse fluctuations in foreign exchange rates and interest rates and to fix the amounts of their receivables related to the receipt of the principal and related interest. As a matter of policy, the Companies do not speculate in derivative transactions.

The Companies use these contracts to manage their exposure to foreign exchange rate and interest rate risks. The Companies are not significantly impacted by market risk related to such derivative transactions because they are used to manage risk and, therefore, the effect on income is inverse to the effect on the underlying hedged transactions. The Companies do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are domestic financial institutions with high credit ratings.

In accordance with the Company's policy, derivative transactions are required to go through screening process by Auditing Department and approved by the Board of Directors before execution. Also, while derivative transactions are conducted, it is required to be reported at the board meeting.

The following summarizes hedging derivative financial instruments used by the Companies and items hedged:

Hedging instruments:
- Currency swap contracts
- Interest rate swap contracts
- Contracts combining currency swap and interest rate swap

Hedged items:
- Interest on foreign currency bonds and loans payable

Evaluation of hedge effectiveness is omitted as hedge accounting has been applied to derivative transactions.

(a) Currency-Related

For 2001, foreign currency payables and receivables whose amounts in Japanese currency at closing date were fixed by entering into derivative transactions, and which were disclosed in the consolidated balance sheet, are not presented.

For 2002, forward foreign exchange contracts and currency swap contracts are not presented because hedge accounting was applied to all transactions.

(b) Interest Related

Interest swap transactions were not disclosed because hedge accounting was applied to all transactions.

10. Income taxes

The major components of deferred tax assets and liabilities as of March 31, 2002 and August 31, 2001 are summarized as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Deferred tax assets:			
Excess allowance for doubtful accounts	¥ 11,312	¥ 11,304	$ 84,893
Allowance for investment loss	23,346	22,854	175,205
Devaluation of investment securities	5,251	1,561	39,407
Bad debts loss	261	259	1,959
Net operating loss	24,907	20,090	186,919
Other	523	547	3,926
Subtotal	65,600	56,615	492,309
Valuation allowance	(37,859)	(28,808)	(284,120)
Total deferred tax assets	27,741	27,807	208,189
Deferred tax liabilities:			
Net unrealized holding gains on securities	2,534	2,255	19,017
Gain resulting from change of interest on investments in subsidiaries and affiliates	62	112	465
Other	9	103	68
Total deferred tax liabilities	2,605	2,470	19,550
Net deferred tax assets	¥ 25,136	¥ 25,337	$ 188,639

Net deferred tax assets for 2002 consist of the following items on the consolidated balance sheet:

		(Millions of yen)	*(Thousands of U.S. dollars)*
Current assets	Deferred tax assets	¥ 17	$ 28
Investments and other assets	Deferred tax assets	25,219	189,261
Current liabilities	Deferred tax liabilities	—	—
Long-term liabilities	Deferred tax liabilities	(100)	(750)
	Net deferred tax assets	¥ 25,136	$ 188,639

11. Employees' severance and pension benefits

As explained in Note 2-(i), effective September 1, 2000, the Companies adopted the new accounting standard for employees' severance and benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated

balance sheet as of March 31, 2002 and August 31, 2001 consists of the following:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Projected benefit obligation	¥ 83	¥ 85	$ 623
Less fair value of pension assets	35	(30)	263
Liability for severance and retirement benefits	¥ 48	¥ 55	$ 360

Included in the consolidated statement of operations for the seven months ended March 31, 2002 and the year ended August 31, 2001 are severance and retirement benefit expenses comprised of the following:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Service costs	¥ 14	¥ 34	$ 105
Interest cost on projected benefit obligation	1	1	8
Expected return on plan assets	(0)	(0)	(0)
Amortization of actuarial differences	(3)	(13)	(23)
Amortization o f net transition obligation	–	42	–
Severance and retirement benefit expenses	¥ 12	¥ 64	$ 90

Assumption used by the Company and some of its consolidated subsidiaries are summarized as follows:

	2002	**2001**
Discount Rate	2.00%~2.50%	3.00%~3.50%
Expected Return on plan assets	1.50%	1.50%~3.50%

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Actuarial gains or losses are recognized as a single lump-sum expense in the year when incurred. Net transition obligation was recognized as a single lump-sum expense for the year ended August 31, 2001.

12. Segment information

(a) Business Segment Information

The business segments have been determined based on the business of the consolidated companies. Business segment information of the Companies for the seven months ended March 31, 2002 and the years ended August 31, 2001 and 2000 was summarized as follows:

For 2002 *(Millions of yen)*

	Mobile communication business	OA equipment business	Internet business	Telemarketing business	Other business	Combined total	Eliminations or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1) Customers	¥ 45,380	¥11,166	¥ 2,982	¥ 5,312	¥ 6,218	¥ 71,058	–	¥ 71,058
(2) Intersegment	17	33	3	1	42	96	¥ (96)	–
	45,397	11,199	2,985	5,313	6,260	71,154	(96)	71,058
Operating expense	42,998	10,598	2,003	5,691	6,010	67,300	(48)	67,252
Operating profit (loss)	¥ 2,399	¥ 601	¥ 982	¥ (378)	¥ 250	¥ 3,854	¥ (48)	¥ 3,806
II. Assets, depreciation and capital expenditures								
Assets	¥ 28,729	¥11,137	¥19,823	¥ 5,318	¥ 8,782	¥ 73,789	¥ 96,149	¥169,938
Depreciation	279	18	159	70	268	794	287	1,081
Capital expenditures	462	22	41	1	132	658	110	768

For 2001 *(Millions of yen)*

	Mobile communication business	OA equipment business	Internet business	Telemarketing business	Other business	Combined total	Eliminations or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1) Customers	¥ 83,080	¥16,389	¥ 2,916	¥ 6,967	¥13,723	¥123,075	–	¥123,075
(2) Intersegment	581	72	202	813	3,417	5,085	¥ (5,085)	–
	83,661	16,461	3,118	7,780	17,140	128,160	(5,085)	123,075
Operating expense	72,102	14,174	5,374	7,560	17,928	117,138	422	117,560
Operating profit (loss)	¥ 11,559	¥ 2,287	¥(2,256)	¥ 220	¥ (788)	¥ 11,022	¥ (5,507)	¥ 5,515
II. Assets, depreciation and capital expenditures								
Assets	¥ 36,282	¥ 9,555	¥29,859	¥ 8,620	¥35,393	¥119,709	¥ 99,880	¥219,589
Depreciation	681	16	135	137	614	1,583	786	2,369
Capital expenditures	958	10	1,742	106	842	3,658	90	3,748

For 2002	*(Thousands of U.S. dollars)*							
	Mobile communi-cation business	**OA equipment business**	**Internet business**	**Tele-marketing business**	**Other business**	**Combined Total**	**Elimina-tions or corporate**	**Consoli-dated**
I. Sales and operating profit								
Sales								
(1) Customers	$340,563	$ 83,797	$ 22,379	$ 39,865	$ 46,664	$ 533,268	—	$ 533,268
(2) Intersegment	127	248	23	7	315	720	$ (720)	—
	340,690	84,045	22,402	39,872	46,979	533,988	(720)	533,268
Operating expense	322,686	79,535	15,032	42,709	45,103	505,065	(360)	504,705
Operating profit (loss)	$ 18,004	$ 4,510	$ 7,370	$ (2,837)	$ 1,876	$ 28,923	$ (360)	$ 28,563
II. Assets, depreciation and capital expenditures								
Assets	$ 215,603	$ 83,580	$148,765	$ 39,910	$ 65,906	$ 553,764	$ 721,568	$1,275,332
Depreciation	2,094	135	1,193	526	2,011	5,959	2,154	8,113
Capital expenditures	3,467	165	308	7	991	4,938	826	5,764

Operating expenses included in eliminations or corporate that are not allocable amounted to ¥2,228 million ($16,720 thousand) for 2002 and ¥5,323 million for 2001. These expenses principally included outside service fees, expenses for office supplies, and administrative expenses. Assets included in eliminations or corporate amounted to ¥98,310 million ($737,786 thousand) for 2002 and ¥102,087 million for 2001. The assets mainly consisted of cash, cash equivalents, marketable securities, investment securities, and assets related to the Administration Department.

(b) Geographic Segment Information

As the ratio of sales and assets in Japan to total sales and assets is more than 90%, geographic segment information has not been disclosed.

(c) Overseas Sales Information

As the ratio of overseas sales to total sales is less than 10%, overseas sales information has not been disclosed.

13. Amounts per share

Amounts per share of net income and net assets are based on the weighted average number of shares of common stock outstanding during the year and the number of shares outstanding at the balance sheet date. Diluted net income per share is based on the weighted average number of shares of common stock outstanding at the balance sheet date after giving effect to the dilutive potential of common shares to be issued upon the conversion of convertible bonds and the excise of warrants.

There are outstanding bonds with warrants and convertible bonds issued by the Companies. However, the amounts of diluted net income per share for 2002 and 2001 are omitted as the amounts of basic net loss per share are recorded for 2002 and 2001.

14. Related party transactions

(a) Transactions with the parent company

For 2002 and 2001, there was no transaction with the parent company.

(b) Transaction with directors or major shareholders

For 2001, the Company issued 5 million shares of common stock at ¥2,265 per share through the third party allocation to Yasumitsu Shigeta, the Company's president and CEO and a major

shareholder, in aggregate amounts of ¥11,325 million. The Company received ¥10 million from one of the Company's executive officers for the sales of the subsidiary's shares and paid ¥10 million to the same executive officer for the acquisition of the subsidiary's shares.

For 2002, the Company issued 7.6 million shares of common stock at ¥1,319 ($9.9) per share through the third party allocation to Yasumitsu Shigeta, the Company's president and CEO and a major shareholder, in aggregate amounts of ¥10,024 ($75,227 thousand). The Company loaned a total of ¥20 million ($150 thousand) to two executive officers of the Company and there is ¥18 million ($135 thousand) of the loan outstanding as of the balance sheet date.

(c) Transaction with affiliates

For 2001, the Company underwrote its subsidiaries' bonds and convertible bonds in aggregate amounts of ¥416 million and ¥11,370 million respectively while the Company exercised its subsidiaries' warrants in aggregate amounts of ¥12,555 million.

For 2002, there was no significant transaction with affiliates.

15. Cash and cash equivalents

The following table summarizes reconciliation between cash and bank deposits in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows for the seven months ended March 31, 2002 and the year ended August 31, 2001.

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Cash and bank deposits	¥ 57,989	¥ 71,762	$ 435,189
Time deposits with a maturity of more than 3 months	(3,133)	(2,555)	(23,512)
Marketable securities with a maturity of 3 months or less	376	1,166	2,822
Cash and cash equivalents	¥ 55,232	¥ 70,373	$ 414,499

16. Contingent liabilities

Contingent liabilities for affiliate companies at March 31, 2002 and August 31, 2001, are as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2001**	**2002**
Guarantee of account payable - trade	¥ 120	¥ 120	$ 901
Guarantee of bank loans	15	18	113
Guarantee of lease	45	–	337
	¥ 180	¥ 138	$ 1,351

17. Redemption of bonds

For 2001, the Company purchased its bonds in aggregate amounts of ¥15,602 million and then redeemed them, recording the gain on redemption of bonds amounting to ¥5,345 million.

For 2002, the Company purchased its bonds in aggregate amounts of ¥7,489 million ($56,203 thousand) and then redeemed them, recording the gain on redemption of bonds amounting to ¥1,891 million ($14,191 thousand).

18. Compensation received

The Company and Crayfish, Co., Ltd., for which the Company acted as an agency, agreed to terminate the service agreement in the year ended August 31, 2001. According to the terms of the agreement, the Company received compensation for the termination of service and the transfer of business.

19. Disposal and sale of fixed assets

The following table summarizes gains and losses on disposal and sale of fixed assets.

	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2001	2002
Gain on sale of fixed assets			
Buildings and structures	¥ 0	—	$ 0
Machinery and equipment	0	—	0
Tool	150	—	1,126
Intangible assets	5	—	37
Total	¥ 155	—	$ 1,163
Loss on disposal and sale of fixed assets			
Buildings and structures	¥ 762	¥ 2,096	$ 5,719
Machinery and equipment	2	0	15
Tool	1,329	1,823	9,974
Intangible assets	183	666	1,373
Total	¥ 2,276	¥ 4,585	$ 17,081

20. Restructuring expenses

During the year ended August 31, 2001, the Company restructured and downsized its Internet related business and CS digital broadcasting business. Consequently, the Company paid ¥2,989 million for terminating service contracts with agencies and disposed merchandise at a loss of ¥252 million.

21. Cancellation penalty

The following table summarizes cancellation penalty expenses.

	(Millions of yen)
	2001
Mobile communication business	
Closures of shops and offices	¥1,859
CS digital broadcasting business	
Cancellations by customers	3,239
Total	¥5,098

For the seven months ended March 31, 2002, Cancellation penalty was included in Other, net in Other expenses in the consolidated statements of operations as its amount are not material.

22. Impairment loss on goodwill

As the result of the examination of the value of goodwill, the Company fully amortized it for the year ended August 31, 2001.

23. Significant non-fund transactions

(a) Change in consolidation

For 2001, 11 subsidiaries due to share exchange and conversion of convertible bond, and 7 subsidiaries due to increase in business significance, were newly consolidated.

The following table summarizes assets and liabilities at the beginning of consolidation of these subsidiaries.

	(Millions of yen)
Current assets	¥18,245
Property and equipment, and investments and other assets	17,917
Total	¥36,162
Current liabilities	¥18,074
Long-term liabilities	25,388
Total	¥43,462

For 2002, 31 subsidiaries were excluded from consolidation due to liquidation of their shares.

The following table summarizes assets and liabilities when those subsidiaries were excluded from consolidation:

	(Millions of yen)	*(Thousand of US dollars)*
Current assets	¥ 9,307	$ 69,846
Property and equipment, and investments and other assets	6,396	48,000
Total	¥ 15,703	$ 117,846
Current liabilities	¥ 3,930	$ 29,494
Long-term liabilities	1,893	14,206
Total	¥ 5,823	$ 43,700

(b) Share exchange

For 2001, the Company issued 1,026,342 shares of common stock in order to take full ownership of J-Communication, Inc. by share exchange pursuant to Article 358 of the Code. Through the issuance of new shares, common stock and additional paid-in capital increased by ¥51 million and ¥2,289 million respectively.

(c) Conversion of convertible bond

For 2001, the Company acquired shares of stock in aggregate amounts of ¥10,213 million by conversion of its holding convertible bond except for those described in (a).

For 2002, the Company acquired shares of a subsidiary's stock in aggregate amounts of ¥5,650 million ($42,402 thousand) by conversion of its holding convertible bonds of the subsidiary.

The following table summarizes non-fund transactions that occurred by conversion of the Company's convertible debentures for 2002:

	(Millions of yen)	(Thousands of U.S. dollars)
	2002	2002
Increase in Common stock	¥ 600	$ 4,503
Increase in Additional paid-in capital	600	4,503
Decrease in Convertible debentures	1,200	9,006

24. Shareholders' equity

At March 31, 2002, a total of 6,706,114 shares were issuable upon full conversion of outstanding convertible bonds at the current price and a total of 491,926 shares were issuable upon full exercise of outstanding warrant at the current price.

In accordance with the Code, certain issuances of common stock, including conversion of convertible bonds and exercise of warrants, are required to be credited to the common stock account to the extent of the greater of par value or 50% of the proceeds by resolution of the Board of Directors. The remaining amounts are credited to the additional paid-in capital account as determined by the Board of Directors.

The Code provides that certain amount of retained earnings equal to at least 10% of cash dividends paid and bonuses to directors and statutory auditors shall be appropriated and set aside as legal reserve included in the retained earnings until such reserve equals 25% of common stock. This reserve is not available for dividends but may be used to reduce a deficit by resolution of the Shareholders' Meeting or transferred to common stock by resolution of the Board of Directors.

The maximum amount that the Company can distribute as dividends is calculated based on the unconsolidated financial statements of the Company in accordance with the Code.

25. Subsequent events

On June 24, 2002, the Company acquired shares of common stock in Kitanihon Tsushin, Inc., an affiliate mobile phone sales agent, for the purpose of strengthening mobile phone business profitability and sales competitiveness in the Tohoku area. The Company acquired 32,927 shares and increased its share in Kitanihon Tsushin to 98.67% with an aggregate acquisition cost of ¥2,470 million ($18,537 thousand) through conversion of convertible bonds in an amount of ¥970 million ($7,280 thousand) and underwriting a third party allocation of new shares in an amount of ¥1,500 million ($11,257 thousand).

The amounts of net sales and ordinary loss of Kitanihon Tsushin for the year ended February 28, 2002, were ¥2,817 million ($21,141 thousand) and ¥1,228 million ($9,216 thousand) respectively. The amounts of common stock, shareholders' equity, and total assets as of February 28, 2002 were ¥1,682 million ($12,623 thousand), ¥-2,417 million ($-18,139 thousand), and ¥486 million ($3,647 thousand) respectively.